EXHIBIT 2.6

THIRD AMENDMENT TO PURCHASE AND SALE AGREEMENT

This THIRD AMENDMENT TO PURCHASE AND SALE AGREEMENT (this "Amendment") is made as of September 13, 2002, between THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, a New York corporation, solely on behalf and for the benefit of its Separate Account 8 known as the "Prime Property Fund" ("Seller"), and CROWN AMERICAN PROPERTIES, L.P., a Delaware limited partnership ("Purchaser").

R E C I T A L S:

WHEREAS, Seller and Purchaser entered into that certain Purchase and Sale Agreement dated July 22, 2002, as amended by the First Amendment to Purchase and Sale Agreement, dated as of August 23, 2002, and by the Second Amendment to Purchase and Sale Agreement, dated as of September 6, 2002 (as the same has and may be amended from time to time, the "Purchase Agreement");

WHEREAS, the parties have agreed to decrease the purchase price set forth in the Purchase Agreement by Seventy Five Thousand Dollars ($75,000) and acknowledge the expiration of the Inspection Period pursuant to the terms of this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and promises set forth in this Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser agree as follows:

    Terms. All capitalized terms not otherwise defined herein shall have the same meanings given them in the Purchase Agreement

    Amendments to Purchase Agreement. The Purchase Agreement is hereby amended as follows: the amount "FIFTY MILLION DOLLARS ($50,000,000)" in paragraph 1.4 of the Purchase Agreement is hereby deleted and the amount "FORTY NINE MILLION NINE HUNDRED TWENTY FIVE THOUSAND DOLLARS ($49,925,000)" is hereby inserted in lieu thereof.

    Expiration of Inspection Period. Seller and Purchaser hereby acknowledge and agree that the Inspection Period has expired and that Purchaser waives any right to terminate the Purchase Agreement pursuant to Section 3.2 of the Purchase Agreement.

    Continuing Effect of Purchase Agreement. Except as specifically amended and modified above, the Purchase Agreement shall remain in full force and effect and is hereby ratified and confirmed.

    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Signature pages may be detached from such counterparts and reattached to form one original document.

    Miscellaneous.

      This Agreement shall governed by, and construed in accordance with, the laws of the state in which the Property is located and the substantive federal laws of the United States.

      If any provision of this Agreement is adjudicated to be invalid, illegal or unenforceable, in whole or in part, it will be deemed omitted to that extent and all other provisions of this Agreement will remain in full force and effect.

      This Agreement shall be binding upon and inure to the benefit of the parties and their respective legal representatives, successors and assigns.

(execution page follows)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized representatives as of the date, month and year first written above.

SELLER:

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, solely on behalf and for the benefit of its Separate Account 8 known as the "Prime Property Fund"

By: /s/ Neal E. Stump ____

Name: Neal E. Stump ____________

Title: Investment Officer ______________

PURCHASER:

CROWN AMERICAN PROPERTIES, L.P., a Delaware limited partnership

By: Crown American Realty Trust, its sole general partner

By: /s/ Terry L. Stevens

Name: Terry L. Stevens

Title: Executive Vice President and Chief

Financial Officer